Exhibit (h)(225)

[Janus letterhead]

June 16, 2016

Mr. Douglas Laird

Janus Services LLC

151 Detroit Street

Denver, Colorado 80206

Dear Mr. Laird:

Attached is revised Appendix B to the Amended and Restated Transfer Agency Agreement dated June 18, 2002, as may be further amended from time to time (the “Agreement”), between Janus Investment Fund (the “Trust”) and Janus Services LLC (“Janus Services”). The purpose of the revision is to revise the terminology used to describe the shareholder services provided by third parties to the Funds. Pursuant to Section 9 of the Agreement, the Trust hereby requests that Janus Services acknowledge its acceptance of the terms contained in the revised Appendix.

Please indicate your acceptance of the foregoing by executing two copies of this letter, returning one copy to the Trust and retaining one copy for your records.

JANUS INVESTMENT FUND

By:	/s/ Michelle R. Rosenberg
Michelle R. Rosenberg
Vice President, Chief Legal Counsel and Secretary

JANUS SERVICES LLC

By:	/s/ Douglas Laird
Douglas Laird
President

Revised effective as of June 16, 2016

APPENDIX B

I. NON-MONEY MARKET PORTFOLIOS

(a) Each class of Shares of the Trust shall compensate Janus Services LLC (“Janus Services”) reasonable out-of-pocket expenses incurred in connection with any services performed directly by Janus Services as transfer agent. For Class A Shares, Class I Shares, and Class C Shares, shareholder service fees charged by broker/dealers, insurance companies, banks, trust companies, investment advisers, third party administrators and other financial intermediaries (collectively, “Intermediaries”), including those fees in connection with processing transactions through the National Securities Clearing Corporation (“NSCC”), similar processing channel, or manually traded may be included in such out-of-pocket expenses.

(b) Class D Shares: For transfer agency services provided directly by Janus Services, Class D Shares shall compensate Janus Services an annual fee, calculated and payable for each day that this Agreement is in effect, of 1/365 (or 1/366 in a leap year) of 0.12% of the daily closing net asset value of Class D Shares.

(c) Class L Shares: For transfer agency services provided directly by Janus Services, Class L Shares of the Trust shall compensate Janus Services a fee, calculated and payable for each day that this Agreement is in effect, of 1/365 (or 1/366 in a leap year) of 0.12% of the daily closing net asset value of Class L Shares of each portfolio on assets sold directly to shareholders. To compensate Janus Services for its costs in engaging Intermediaries, Class L Shares shall compensate Janus Services in the amount of 1/365 (or 1/366 in an leap year) of 0.25% of the daily closing net asset value of Class L Shares of each portfolio on assets sold through Intermediaries.

(d)  Class N Shares.  For transfer agency services provided directly by Janus Services, Class N Shares of the Trust shall compensate Janus Services reasonable out-of-pocket expenses incurred in connection with any services performed directly by Janus Services as transfer agent.

(e) Class R Shares and Class S Shares: Janus Services may receive from each of the Class R Shares and Class S Shares of the Trust a fee of 1/365 (or 1/366 in a leap year) of 0.25% of the average daily net assets of each of the Class R Shares and Class S Shares of the Trust to compensate Janus Services for providing, or arranging for the provision of recordkeeping, subaccounting and shareholder services to retirement or pension plan participants or other underlying investors investing in Class R Shares or Class S Shares, respectively, through intermediary channels, including those fees in connection with processing transactions through the NSCC, similar processing channel, or manually traded.

(f) Class T Shares: Class T Shares of the Trust shall compensate Janus Services in the amount of 1/365 (or 1/366 in a leap year) of 0.25% of the daily closing net asset value of Class T Shares to compensate Janus Services for providing, or arranging for the provision of recordkeeping, subaccounting and shareholder services to underlying investors in Class T Shares through intermediary channels, including those fees charged in connection with processing transactions through the NSCC, similar processing channel, or manually traded.

All fees in (b) through (f) above shall be subject to a reduction as set forth in Section 5.c. of this Agreement. If an account is open on any day of a month, the per account fee (if applicable) shall be compensateable for that month.

II. MONEY MARKET PORTFOLIOS

Notwithstanding the above, however, Janus Services agrees that it shall not look to the Funds or the Trust for compensation for its services provided under this Agreement to Janus Money Market Fund or Janus Government Money Market Fund (together, the “Money Funds”). Janus Services shall be compensated for its services to the Money Funds entirely by Janus Capital Management LLC (“Janus Capital”), the administrator to the Money Funds, pursuant to an Administration Agreement between Janus Capital and each of the Money Funds.